Exhibit B.

Management’s discussion and analysis

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to the Company as of April 5, 2004. It provides a detailed analysis of the business of Metallica Resources Inc. (the “Company”) and compares its 2003 financial results with those of the two previous years. In order to gain a better understanding of MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a reconciliation of measurement differences to United States generally accepted accounting principles (“U.S. GAAP”), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars except as otherwise indicated.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgements and estimates that are involved in the preparation of the Company’s consolidated financial statements and uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

Management has identified the following critical accounting estimates that could have a material impact on the Company’s financial statements:

Mineral Reserves and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and decreases in the market price of gold and/or silver.

The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver project in Mexico, and have been estimated by WLR Consulting, Inc. in accordance with Canadian Securities Administrators National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The mineral reserves at Cerro San Pedro are estimated at 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2 to 1. This equates to 1.2 million ounces of gold and 47.1 million ounces of silver. The mineral reserves have been estimated using a gold price of $325 per ounce and a silver price of $4.62 per ounce.

An impairment assessment was performed using estimated long-term future gold and silver prices of $350 per ounce and $5.00 per ounce, respectively. Estimated long-term gold and silver prices were determined largely from prices used by industry peers, current market prices, historical price trends and analysts’ price expectations.

Accounting for Stock Options:

The Company follows the intrinsic value method of accounting for share options granted to employees and directors as described in Note 2 to the consolidated financial statements. If the Company had followed the fair value method of accounting for share options granted to employees and directors, the Company would have recorded additional compensation expense totaling $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively, as described in Note 7 to the consolidated financial statements.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Risk free interest rate (Canada)	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%
Expected volatility of the Company’s common shares	75% to 87%	110%
Expected life of option	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options.

Mineral Properties and Deferred Costs

The Company’s current business activity focus is on the exploration and, if practicable, the development of precious and base metal deposits. All costs relating to the Company’s exploration activities, other than grassroots exploration, which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project. In the event the Company elects to proceed with development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit-of-production basis as the estimated total reserves are mined. Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded when the net book value of the property exceeds the estimated future net cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered. As a result of these potential write-offs and write-downs from exploration activities, net income or loss of the Company may be volatile.

Management’s discussion and analysis

U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The primary measurement difference between Canadian and U.S. GAAP in the consolidated financial statements relates to the accounting treatment of exploration expenditures. Canadian GAAP allows for the capitalization of exploration expenditures, whereas U.S. GAAP allows for the capitalization of exploration or development expenditures only after such time as proven and probable reserves have been determined. Had the consolidated financial statements been prepared using U.S. GAAP, as reflected in Note 13 to the consolidated financial statements, the Company would have reported comprehensive losses of $1.22 million, $1.91 million and $2.17 million for the three years ended December 31, 2003, 2002 and 2001, respectively.

Financial Results of Operations

The Company has incurred losses in each of the last three years due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Company will continue for the next year as a result of ongoing corporate general and administrative, exploration and reclamation expenses, and write-downs of mineral properties and deferred costs. In February 2003, the Company acquired the 50% interest in the Cerro San Pedro project in Mexico that had been held by its joint venture partner, Glamis Gold Ltd. (“Glamis”). The Company anticipates that this trend of losses may reverse if, and when, gold and silver are produced from its 100%-owned Cerro San Pedro project in Mexico. Construction of the Cerro San Pedro mine began in February 2004 and the first gold pour is anticipated to be during the fourth quarter of 2004; however, there is no assurance that commercial production from the Cerro San Pedro project will be achieved or that such mining activities will be profitable.

Selected Annual Information:

	2003	2002	2001
Total revenues	$—	$—	$—
Net loss before discontinued operations and extraordinary items	$1,715,547	$1,320,321	$3,826,026
Net loss	$1,715,547	$1,320,321	$3,826,026
Total assets	$93,353,848	$17,491,038	$14,768,856
Long-term liabilities	$—	$—	$—
Net loss per share before discontinued operations and extraordinary items	$0.04	$0.04	$0.14
Net loss per share	$0.04	$0.04	$0.14

The high net loss for the year ended December 31, 2001 resulted from a $2.89 million write-off of the Mara Rosa gold project. The increase in total assets of $75.86 million at December 31, 2003 as compared to December 31, 2002 primarily results from two equity financings during 2003 for net proceeds of $70.78 million, and acquisition debt of $5.96 million at December 31, 2003 which the Company incurred to acquire its joint venture partner’s 50% interest in the Cerro San Pedro project. The selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

2003 Compared with 2002

Since the Company does not own any interests in producing mineral properties or have any other revenue generating activities, it does not have any operating income or cash flow from operations. The Company’s only significant source of operating income is from interest earned on cash and cash equivalents, and income from option payments. Interest income for the year ended December 31, 2003 increased to $0.16 million from $0.06 million in the preceding year. The $0.10 million increase resulted from higher average invested cash balances in 2003 due to net proceeds received by the Company of $9.47 million from a private placement of shares and warrants that closed in March 2003, and a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income was from option payments received in 2003 totaling $0.15 million for the sale of its Mara Rosa project. Management anticipates that the Company will recognize an additional $0.30 million of income from option payments from the sale of its Mara Rosa project in 2004.

General and administrative expenses for the year ended December 31, 2003 totaled $1.25 million and were $0.33 million higher than the 2002 expenditures of $0.92 million. The increase was primarily attributable to a direct mail marketing program undertaken in 2003 at a cost of $0.25 million.

Exploration expenses for the year ended December 31, 2003 were $0.22 million as compared to $0.25 million for 2002. The $0.03 million decrease results from management’s focus on project development and financing activities, as opposed to exploration activities, at the Cerro San Pedro project in 2003.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.02 million for the year ended December 31, 2003, as compared to $0.20 million for 2002. The amount expensed in 2003 represents an estimate of additional Mara Rosa closure costs that were accrued at December 31, 2003. These amounts will be spent through April 20, 2004, the estimated closing date for the sale of the Mara Rosa project. In November 2003, the Company entered into an agreement to sell its Mara Rosa project for $450,000, as described in Note 3(d) to the consolidated financial statements.

The Company abandoned three of its MIMK exploration properties in 2003, resulting in a write-down of mineral properties and deferred costs totaling $0.70 million in 2003. The Company also abandoned three MIMK exploration properties in 2002 resulting in a write-down of mineral properties and deferred costs totaling $0.02 million in 2002. The increase in write-down in 2003 was due to a write-off of the Los Colorados MIMK property totaling $0.68 million.

Interest expense of $0.45 million for the year ended December 31, 2003 includes $0.44 million of interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project. There was no interest expense in the preceding year.

The foreign exchange gain of $0.61 million in 2003 is primarily attributable to unrealized gains associated with holding the net proceeds from the December 2003 public equity offering in Canadian dollars (Cdn$80.75 million) through year end. The Cdn$/US$ exchange

Management’s discussion and analysis

rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003. The majority of the Company’s assets, liabilities and operations in 2002 were denominated in U.S. dollars, resulting in an insignificant foreign exchange loss for 2002.

2002 Compared with 2001

For the year ended December 31, 2002, interest income of $0.06 million was comparable to interest income in the preceding year of $0.07 million.

General and administrative expenses for the year ended December 31, 2002 totaled $0.92 million and were $0.18 million higher than the 2001 expenditures of $0.74 million. The increase was primarily attributable to management bonuses, including payroll burden, totaling $0.17 million in 2002 versus nil bonuses in 2001.

Exploration expenses for the year ended December 31, 2002 were $0.25 million as compared to $0.20 million for 2001. The Company conducted a five-hole, 1,000-meter drilling program to test new targets at its Mara Rosa gold project in Brazil in 2002. It had no drilling activities in 2001. The 2002 drilling program did not encounter any economic mineralization. The cost of the drilling program was approximately $0.07 million and was the primary reason for the $0.05 million increase in exploration expenses in 2002.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.20 million for the year ended December 31, 2002, as compared to $0.05 million in 2001. The increase of $0.15 million was primarily attributable to cost overruns and delays in the Company’s closure activities in Brazil to allow for completion of a 2002 drilling program at the Mara Rosa project.

The Company abandoned three MIMK exploration properties in 2002 resulting in a write-down of mineral properties and deferred costs totaling $0.02 million in 2002. At December 31, 2001, the Company elected to write-off the $2.89 million carrying value of its Mara Rosa project.

Summary of 2003 and 2002 Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

The increase in loss for the third quarter of 2003 as compared to the preceding two quarters is attributable to a $0.68 million write-off of the Los Colorados MIMK property and a $0.25 million direct mail marketing program. Net income in the fourth quarter of $0.36 million resulted from a foreign currency exchange gain of $0.61 million due to the Company holding net proceeds of Cdn$80.75 million from its December 2003 public equity offering in Canadian dollars through year end, and to the strengthening of the Canadian dollar.

	2003
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenues	$—	$—	$—	$—
Net income (loss) before discontinued operations and extraordinary items	$363,253	$(1,326,066)	$(388,595)	$(364,139)
Net income (loss)	$363,253	$(1,326,066)	$(388,595)	$(364,139)
Net income (loss) per share before discontinued operations and extraordinary items	$0.01	$(0.03)	$(0.01)	$(0.01)
Net income (loss) per share	$0.01	$(0.03)	$(0.01)	$(0.01)

	2002
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenues	$—	$—	$—	$—
Net income (loss) before discontinued operations and extraordinary items	$(480,916)	$(209,309)	$(427,390)	$(202,706)
Net income (loss)	$(480,916)	$(209,309)	$(427,390)	$(202,706)
Net income (loss) per share before discontinued operations and extraordinary items	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Net income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Management’s discussion and analysis

The increase in net loss for the second quarter of 2002 as compared to the net loss for the preceding and following quarters is primarily due to the payment of management bonuses and payroll taxes totaling $0.17 million. The increase in net loss for the fourth quarter of 2002 resulted from a $0.20 million increase in estimated reclamation and property closure costs for the Mara Rosa project and an increase in exploration expenses resulting from a five-hole drilling program at the Mara Rosa project in the fourth quarter of 2002.

Liquidity and Capital Resources

The Company relies primarily on the sale of common shares, the exercise of share options and common share purchase warrants, and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results of exploration and development activities and management’s assessment of the capital markets. Any cessation of joint venture funding or significant increase in exploration or project development activities may require the Company to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favorable terms. Furthermore, there is no assurance that the Company will be able to obtain new properties or projects, or that they can be secured on favorable terms.

For the years ended December 31, 2003, 2002 and 2001, the Company received net proceeds of $71.17 million, $4.08 million and $1.20 million, respectively, from the sale of equity securities. The increase in net proceeds from the sale of equity securities in 2003 is primarily due to a private placement financing for net proceeds of $9.47 million that closed in March 2003, and a public equity offering for net proceeds of $61.31 million that closed in December 2003.

Proceeds from these financings have been used to complete the Company’s $18 million acquisition of its joint venture partner’s 50% interest in the Cerro San Pedro project, to build the mine at the Cerro San Pedro project ($31.2 million, which includes project working capital), and for general corporate purposes. The Company does not anticipate that it will need to obtain additional equity financing for at least the next year.

The March 11, 2003 private placement financing resulted in the issuance of 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.47 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, resulting in 353,500 compensation warrants outstanding as of December 31, 2003. All of the compensation warrants were exercised subsequent to year end.

The December 11, 2003 public equity offering resulted in the issuance of 38.7 million units at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.31 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008.

The fair value attributable to the warrants and compensation warrants that were issued in the March 2003 financing was $1,484,758 and $136,440, respectively. The fair value attributable to the warrants that were issued in the December 2003 financing was $5,889,285. The fair value attributable to the warrants and compensation warrants was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate (Canada)	4.0% to 4.1%
Expected dividend yield	0.0%
Expected price volatility of the Company’s common shares	73% to 87%
Expected life of warrant	1 to 5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

At December 31, 2003, the Company had working capital of $59.74 million as compared to $4.40 million at December 31, 2002. The increase in working capital of $55.34 million is primarily due to net proceeds from the sale of equity securities in 2003 of $71.17 million, offset primarily by 2003 costs relating to the Company’s Cerro San Pedro project as follows: acquisition costs paid in 2003 to Glamis, the Company’s former joint venture partner, totaling $6.92 million, acquisition debt owed to Glamis at December 31, 2003 of $5.96 million and development costs incurred on the Cerro San Pedro project during 2003 totaling $2.02 million.

As of December 31, 2003, the Company had capitalized mineral properties and deferred costs totaling $26.57 million. This amount includes $25.47 million relating to the Cerro San Pedro project, of which $14.48 million and $0.38 million were capitalized in 2003 and 2002, respectively, for project development activities.

The increase in capitalized costs on the Cerro San Pedro project in 2003 of $14.10 million primarily results from the Company’s acquisition of Glamis’ 50% equity interest in the joint venture entity Minera San Xavier, S.A. de C.V. (“MSX”) for $18.0 million, less 50% of MSX’s working capital deficit at closing of $58,328. The purchase price is payable as follows:

a)	$2.0 million paid at closing.

b)	50% of MSX’s working capital deficit at closing of $58,328, paid to the Company subsequent to closing.

c)	$5.0 million paid on August 12, 2003.

d)	$6.0 million paid on February 10, 2004.

Management’s discussion and analysis

e)	$2.5 million payable upon commencement of commercial production (paid on March 24, 2004, as described below).

f)	$2.5 million payable one year from commencement of commercial production (paid on March 24, 2004, as described below).

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and have therefore not been recognized as acquisition costs at December 31, 2003. These amounts were paid on March 24, 2004.

The acquisition of Glamis’ 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $12.5 million ($2.0 million less 50% of MSX’s working capital deficit of $58,328, plus $10.5 million representing the estimated present value of future cash payments of $11.0 million) has been allocated to the fair value of the net assets acquired as follows:

Fair Value of Net Assets Acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,461,971

12,629,794
Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Acquisition debt of $10.5 million represents the estimated present value of future cash payments totaling $11.0 million discounted at 6%. Interest accretion for the year ended December 31, 2003 totaled $442,933. On August 12, 2003 and February 10, 2004, the Company made acquisition debt payments to Glamis totaling $5.0 million and $6.0 million, respectively. At December 31, 2003, the acquisition debt balance was $5,959,740.

Glamis retained a net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project as follows:

Net Returns
Gold Price per Ounce	Royalty
Less than $325.00	0.0%
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 and above	2.0%

On March 24, 2004, the Company acquired Glamis’ net returns royalty and paid the remaining $5.0 million of contingent consideration for an aggregate payment of $7.25 million.

Capitalized expenditures relating to the El Morro project totaled $1.04 million at December 31, 2003, and included nil and $0.08 million for costs that were capitalized during the years ended December 31, 2003 and 2002, respectively. The majority of exploration expenditures relating to the El Morro project are being incurred by Noranda Inc. (“Noranda”) pursuant to its earn-in requirement as described below. Management anticipates that the Company will incur expenditures of up to $0.1 million on the El Morro project in 2004.

Capitalized expenditures relating to the MIMK and other projects totaled $0.07 million at December 31, 2003, and included $0.20 and $0.42 million for costs, before write-downs, that were capitalized during the years ended December 31, 2003 and 2002, respectively. Management anticipates that it will incur expenditures of up to $0.1 million on the MIMK project in 2004. Additional expenditures are tentatively planned for other exploration projects that have been identified by the Company.

Additional expenditures were made on the Company’s Cerro San Pedro and El Morro projects by its joint venture partners pursuant to earn-in requirements. Expenditures by the Company’s joint venture partners totaled approximately $5.3 million for the year ended December 31, 2002. In addition, the Company’s joint venture partner on the El Morro project, Noranda, has informed the Company that it spent approximately $1.0 million on the El Morro project in 2003. The Company’s exploration agreement with Noranda provides that Noranda is required to fund all project exploration activities until such time as it completes the requirements necessary for it to earn a 70% interest in the project. One requirement of the exploration agreement is that Noranda must make a $10 million payment to the Company by September 2005. If, and when, the $10 million payment is made, the Company will be required to fund its 30% share of future exploration expenditures at the El Morro project. See Note 3(b) to the consolidated financial statements for details relating to the terms of the El Morro agreement.

Management’s discussion and analysis

The Company’s contractual obligations for future payments are summarized as follows:

	Payments Due by Period
		Less Than	1–3	4–5	After
	Total	1 Year	Years	Years	5 Years
Contractual obligations
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—		—	—	—
Operating leases	287,962	53,107	78,235	47,164	109,456
Purchase obligations (1)	105,116,000	6,937,000	27,320,000	27,048,000	43,811,000
Other long-term obligations	—	—	—	—	—

Total contractual obligations	$105,403,962	$6,990,107	$27,398,235	$27,095,164	$43,920,456

(1)	Purchase obligations include estimated amounts to be incurred by Washington Group International (“Washington”) totaling $104.7 million, exclusive of fuel costs, pursuant to its contract with the Company to provide contract mining and construction services for the Cerro San Pedro project for a ten-year term. The contract was entered into on December 30, 2003. The Company may terminate the contract at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to Washington as follows:

Termination Period	Termination Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	$—

It is estimated that approximately $4 to $5 million of annual expenditures to be incurred pursuant to the Washington contract will be incurred in Mexican pesos. The peso/US$ exchange rate used in the Washington contract was approximately 10.75. As of April 5, 2004, the peso/US$ exchange rate was 11.19. In addition to the Washington contract, the Company will incur peso denominated costs for fuel, explosives, power, water, salaries and supplies totaling approximately $7 million per year. The Company does not currently intend to enter into currency hedging arrangements for its estimated Mexican peso expenditures.

Also included in purchase obligations is $0.4 million owed to the former owners of certain mining concessions at the El Morro project. The $0.4 million is payable within two years of commencement of mining operations on the concessions.

The Company will begin to accrue the estimated fair value of its reclamation obligation on the Cerro San Pedro project beginning in 2004. The total reclamation obligation for the Cerro San Pedro project is currently estimated to be $4.3 million.

Outlook

The Company’s focus for 2004 will be the construction of its Cerro San Pedro heap-leach gold and silver project in central Mexico. Construction began in February 2004 and is expected to take approximately nine months to complete at a total cost of approximately $28.2 million plus $3.0 million for project working capital. Contract negotiations with the principal contractor for mine construction were finalized in March 2003. The mine is expected to make its first gold pour in the fourth quarter of 2004, with commercial production commencing in early 2005. Washington prepared a feasibility study for the project in September 2003 in accordance with Canadian Securities Administrators National Instrument 43-101. The feasibility study estimates average annual production for the Cerro San Pedro project of 90,500 ounces of gold and 2.1 million ounces of silver over its estimated 8.3-year mine life.

Noranda is required to fund all exploration costs at the El Morro project until such time as it makes a $10 million earn-in payment to the Company, which is due no later than September 2005. Once this payment is made, the Company will be required to fund its 30% share of ongoing exploration costs, if any, associated with the project. Noranda has informed the Company that it intends to spend approximately $1.66 million on the El Morro project in 2004. This includes the commencement of an 8,000-meter drilling program in the fourth quarter of 2004.

The Company anticipates an increase in its exploration expenditures in 2004. The Company currently estimates that it will spend approximately $1.0 to $1.5 million in 2004 on grassroots and project exploration. This estimate could materially change depending on the Company’s ability to acquire satisfactory exploration projects, the progress of work programs on its projects and market conditions.

Management’s discussion and analysis

The Company has historically managed its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company’s expenditures are made, the U.S. dollar. Based on US$/Cdn$ currency trends, interest rate differentials and market conditions, management and the Company’s directors elected to maintain the Canadian dollar proceeds from the December 11, 2003 public equity offering of Cdn$80.75 million in Canadian dollars. The Cdn$/US$ exchange rate was 1.3082 on December 11, 2003 and 1.2946 on December 31, 2003. In January 2004, the Company converted Cdn$16.7 to U.S. dollars at an exchange rate of 1.2865. In March 2004, Cdn$9.7 million was converted to U.S. dollars at an exchange rate of 1.3369, and Cdn$13.1 million was converted to U.S. dollars at an exchange rate of 1.3095. On April 5, 2004, the Cdn$/US$ exchange rate was 1.3138, resulting in a net realized and unrealized year-to-date loss of approximately US$0.7 million on cash and cash equivalents held in Canadian dollars.

The Canadian Institute of Chartered Accountants has released amendments to Section 3870, Stock-Based Compensation and Other Stock-Based Payments, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004. Section 3870 allows for three methods of transition for those companies who voluntarily adopt an expense approach prior to January 1, 2004, and includes retroactive application with restatement of prior periods, retroactive application without restatement of prior periods, or prospective application towards granted, modified or settled since the beginning of the year of adoption. The Company has elected not to adopt Section 3870 prior to January 1, 2004. Under this alternative, retroactive restatement of prior periods is not required; however, the Company will be required to present pro forma information for years beginning on January 1, 2002.

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks and uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations.

As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. These include a lawsuit relating to the validity of its lease agreement for access to surface rights at the proposed mine site. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at Cerro San Pedro. Although the Company is currently in full compliance with these permits, and although these permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.